SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.	FIRM/AFFILIATE OFFICES
WASHINGTON, D.C. 20005-2111
BOSTON
TEL: (202) 371-7000	CHICAGO
FAX: (202) 393-5760	HOUSTON
www.skadden.com	LOS ANGELES
NEW YORK
PALO ALTO
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
May 4, 2012	HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO

Via EDGAR

Michael McTiernan

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:         A & B II, Inc.

Registration Statement on Form 10-12B

Filed on April 2, 2012

File No. 001-35492

Dear Mr. McTiernan:

On behalf of A & B II, Inc. (the “Company” or “New A&B”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated April 30, 2012 (the “Comment Letter”) relating to the registration statement on Form 10 filed by the Company on April 2, 2012 (File No. 001-35492) (the “Registration Statement”).  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.  Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 1 to the Registration Statement reflecting, as appropriate, the responses to the Staff’s comments contained herein. We have supplementally provided a blackline of the Registration Statement marked against the original filing made on April 2, 2012 to facilitate the Staff’s review.  References to page numbers and section headings in our responses below refer to page numbers and section headings in Amendment No. 1 to the Registration Statement.

Exhibit 99.1

Summary, page 7

1.              We note your disclosure on page 17 where you state that New A&B’s business is subject to both general and specific business risk relating to its operations and to being an independent, publicly traded company. After the “Our Competitive Strengths” subsection, please include a summary of the most significant risks of investing in your shares.

Response: In response to the Staff’s comment, the Company added a new subsection to the Summary entitled “Risk Factors” (see page 11).

2.              Please revise to provide data regarding the geographic diversification and property type diversification of your real estate leasing portfolio.

Response:  In response to the Staff’s comment, the Company added a table in the section entitled “Business—Business Segments—Real Estate Leasing” summarizing the geographic diversification and property type diversification of the real estate leasing portfolio (see page 85).  In addition, the Company added a cross-reference to the table in the section entitled “Summary—Our Business Segments” (see page 7).

3.              Please revise to provide a tabular summary of your active and inactive development portfolio. With respect to active developments, please identify the location, property type, acreage, estimated number of units/s.f. of current development, costs incurred to date, budgeted costs and estimated completion date. With respect to inactive developments, please identify the location, anticipated property type, estimated units/s.f. of possible development and estimated commencement date, if known. To the extent this information is not already disclosed in the “Development Projects” section on page 79, please revise.

Response:  In response to the Staff’s comment, the Company added a table in the section entitled “Business—Business Segments—Real Estate Sales” summarizing the Company’s development portfolio (see pages 81 – 82).  In addition, the Company added a cross-reference to the table in the section entitled “Summary—Our Business Segments” (see page 7).

Risk Factors, page 19

“Changes in economic conditions that result in a further decrease in consumer confidence…”

4.              Please revise this risk factor to quantify your Hawaii exposure before discussing the risks that may result from such geographic concentration.

Response:  In response to the Staff’s comment, the Company revised the risk factor on page 26 relating to geographic concentration to clarify that virtually all of the Company’s real estate development is conducted in Hawaii before discussing the risks that may result from such geographic concentration.  The Company respectfully advises the Staff that the risk factor on page 20 referenced in the Staff’s comment is intended to relate to general economic conditions that could adversely affect activities in Hawaii or on the Mainland and, therefore, we have instead revised our geographic concentration risk factor.

Unaudited Pro Forma Combined Financial Statements, page 52

5.              Please explain to us how you determined that the refinancing of existing debt agreements, the pay down of your revolving credit facility or the contribution of capital by Holdings was directly related to the separation transaction. Reference is made to Article 11 of Regulation S-X.

Response:  The Company respectfully advises the Staff that it has considered Article 11 of Regulation S-X in determining that the refinancing of existing debt agreements, the pay down of the Company’s revolving credit facility, and the capital contribution by Holdings is directly related to the separation transaction. With respect to the Company’s refinancing of its existing debt agreements, the Company would not refinance its debt under existing agreements and incur additional refinancing costs, absent the separation transaction, because the Company’s existing revolving credit facility (which was recently renegotiated in August 2011) does not expire until August 2016 and the Company’s existing term notes mature in the years 2016 through 2020. More importantly, the Company’s existing creditors are requiring that, in light of separation, the Company refinance its credit facilities with revised terms and conditions because the separation will alter the Company's industry profile. Additionally, in connection with the planned refinancing, A&B Predecessor considered the post-separation credit profiles of each of the separate companies with a view to maximize the credit rating of each separate company, which is important to the Company’s creditors. In this analysis, A&B Predecessor determined that the optimal allocation of debt between Holdings and New A&B to maximize the credit profiles of each company was in the ratio of approximately 60% to Holdings and approximately 40% to New A&B. In order to effect this targeted debt allocation (which is desirable to A&B Predecessor only in the context of separation), Holdings must transfer approximately $160 million of cash to New A&B, which will then allow New A&B to reduce its revolver balances on a pro forma basis. If not for the separation, Holdings would not transfer $160 million of cash to New A&B because the transfer requires that Holdings issue new debt and incur additional financing costs.

6.              Tell us whether all of the stock compensation awards that will be modified as a result of the separation will be fully vested. To the extent the awards won’t be fully vested, explain to us why the modification is not expected to have a continuing impact on the operations of the company.

Response:  The Company plans to modify its outstanding restricted stock unit awards and non-qualified stock options upon separation to preserve the intrinsic value to the holder, with no changes to the original vesting provisions (except that vesting of the award will be based on the holder’s continued employment with the Company). Pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) paragraph 718-20-35-3, the modification is not expected to result in incremental compensation cost for the restricted stock unit awards, but is expected to result in incremental compensation cost for the non-qualified stock options. Immediately prior to the separation, the Company estimates that more than 80% of the non-qualified options will have become vested, with the remaining 20% vesting over a weighted average period of less than 1.5 years. Accordingly, pursuant to Topic ASC 718, approximately 80% of the incremental compensation cost will be recognized upon separation for the vested options, with the balance (which is expected to be less than 0.6% of costs and expenses, and therefore, not material) recognized over the remaining weighted average vesting period of 1.5 years. The Company respectfully advises the Staff that it has considered Rule 11-02(b)(5) of Regulation S-X, which indicates that material nonrecurring charges, such as the incremental compensation cost resulting from the modification, that result directly from the transaction and which will be included in the income of the registrant within the 12 months succeeding the transaction shall be disclosed separately. Additionally, Rule 11-02(b)(5) of Regulation S-X states that the registrant should clearly indicate that such charges were not considered in the pro forma condensed income statement.  The Company respectfully advises the Staff that it has provided these disclosures required by Rule 11-02(b)(5).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

7.              In your analysis of operating revenue and profit for real estate leasing, please present average effective rents data along with the occupancy data and, in analyzing period to period changes, address the impact on revenues from changes in same store occupancy and same store average effective rent.

Response:  The Company respectfully advises the Staff that the Company’s management does not evaluate and measure performance utilizing average effective rent data. The Company’s portfolio is highly diverse, both by geographic region and by asset class, resulting in significant differences in average rent per square foot. As a result, average effective rent is not a meaningful performance indicator for the Company as it would be for other real estate companies, such as a focused REIT that invests principally in multi-family residential properties. As an example, changes in the mix of the Company’s portfolio through acquisitions or dispositions may increase or decrease average effective rents due to a shift in property mix/type, but would not necessarily reflect improving or deteriorating financial performance.

To measure financial performance, the Company monitors and evaluates occupancy and operating profit of the portfolio. Accordingly, the Company believes that its presentation of comparative occupancy and operating profit, combined with the disclosure of property acquisitions and dispositions, allows users of the financial statements to understand performance of, and trends in, the portfolio.

Combined Results of Operations

2011 vs. 2010, page 62

8.              We note your disclosure that you disposed of the assets related to your coffee operations during the first quarter 2011. Please tell us whether the coffee operations have been classified as discontinued operations for all periods presented. In your response tell us how you arrived at the conclusion that your presentation was appropriate. Cite any relevant accounting literature in your response.

Response:  The Company respectfully advises the Staff that the disposition of selected assets of the coffee operations was not classified as discontinued operations for any of the periods presented because the disposition of the assets did not constitute a component under ASC 205-20 to be classified as a discontinued operation. Specifically, as described in the following paragraphs, the operations and cash flows of the coffee operations could not be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity, precluding discontinued operations treatment under ASC 205-20.

During the first quarter of 2011, the Company sold certain assets associated with its coffee business to Massimo Zanetti Beverage USA, Inc. (“MZB”). The assets sold consisted of coffee inventory and certain operating assets used in the coffee business. Assets excluded from the sale included the land, buildings, certain irrigation assets, power generation and distribution assets, receivables, and cash. MZB has continued operation of the coffee plantation and leases the land and buildings from the

Company. Pursuant to the agreement between the Company and MZB, the Company provides certain water delivery, power and management services to the coffee operations for a fixed fee (independent of consumption). As such, the retained assets remain an integral part of the coffee operations because they supply power to pump irrigation water, water used to irrigate the orchard, and power to run the coffee operations, with any excess power sold to the local electric utility at wholesale rates. Because of the integral nature of these activities and the coffee operations, the Company viewed the power generation activities to be a part of the overall coffee operations. Historically, the employees used to operate the power generation facilities were also utilized in other parts of the Company’s coffee operations. Thus, the Company did not separately identify nor allocate these costs to the power generation activities in its internal financial reporting. Additionally, the historical revenue of the power generation and the coffee operations are inversely related. If more electricity was used in the coffee operations, it reduced power revenue. Conversely, if less electricity was used in the coffee operations, it increased powered revenue. As such, the cash flows were not considered independent.

In evaluating the facts above, the Company concluded that together, the coffee operations and the power generation activities constituted a component, as defined in ASC Topic 205-20. However, because the Company’s sale of selected assets of the coffee operations did not include all of the assets and operations of the coffee operations component and because the cash flows associated with power generation activities were not deemed to be clearly distinguishable, operationally and for financial reporting purposes, from the rest of the coffee assets disposed of, the Company concluded that it should not present the sale of the coffee assets as discontinued operations. Accordingly, the Company included after-tax losses from the coffee business in continuing operations of ($0.9) million, ($2.6) million, and ($0.8) million for the years ended December 31, 2011, 2010, and 2009, respectively.

Agribusiness; 2011 compared with 2010, page 67

9.              Please provide us with more detail regarding the disaster relief payment received in 2010. It appears that the relief payment has been classified as an item of other income and expense in your combined statements of income. As such, explain to us why the absence of this payment in 2011 would cause a decrease in agriculture revenue in 2011 compared to 2010.

Response:  The Company respectfully advises the Staff that the disaster relief payment received in 2010 was provided under the U.S. Department of Agriculture’s Supplemental Revenue Assistance Payments program that provides assistance to producers suffering crop damage due to natural disasters and lack access to federal crop support. The Company received the one-time relief payment because its sugar crops were adversely impacted by drought conditions suffered in 2008. The Company has revised the description of reasons for the decrease in revenue to remove the reference to the agriculture disaster relief payment received in 2010 that had an impact on operating profit, but not on revenue (see page 68).

Cash Flows, page 69

10.       Please break out the amount of cash used in investing activities related to developments from amounts related to acquisitions.

Response:  In response to the Staff’s comment, the Company has revised the disclosure to break out the amount of cash used in investing activities related to developments from amounts related to acquisitions (see page 70).

Real Estate Leasing, page 82

11.       Please revise your disclosure in this section or elsewhere, as appropriate, to provide a schedule of lease expirations for each of the ten years starting with the year in which the registration statement is filed, stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

Response:  In response to the Staff’s comment, the Company added a table summarizing the Company’s lease expirations for its commercial property portfolio (see page 87).

Board of Directors Following Separation, page 97

12.       Please revise this section to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company revised the section to discuss the qualifications of each of the persons who is expected to serve on New A&B’s Board (see pages 100 – 104).

Financial Statements

General

13.       Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

Response: The Company respectfully advises the Staff that it plans to continue monitoring the updating requirements of Rule 3-12 of Regulation S-X.

A&B Financial Statements

Combined Statements of Cash Flows, page F-5

14.       Explain to us how the total capital expenditures for properties and developments disclosed in the investing activities section of your statements of cash flows reconciles to the capital expenditures per your segment disclosures in footnote 14 on page F-41. Please revise your disclosures to include a reconciliation between these two amounts as necessary.

Response:  In response to the Staff’s comment, the Company has added footnote 7 to the table in note 14 on page F-41 to reconcile the segment disclosures to the capital expenditures on the statements of cash flows.

Significant Accounting Policies

Revenue Recognition, page F-11

15.       Please clarify for us when you classify sales of real estate assets as revenue versus gain on sale. In your response, tell us whether sales of real estate assets include proceeds from the sales of properties that were previously leased by the company.

Response:  The Company respectfully advises the Staff that the sales of real estate assets that represent real estate inventory are classified as revenues in the combined statements of income. For example, sales of condominium units or single family lots in a development project are recognized as revenues versus as a gain on sale of assets. In contrast, the sale of properties that were previously leased by the Company are treated as a gain on sale of income-producing properties and recognized as discontinued operations when the criteria in ASC 205-20 are met.

Self-Insured Liabilities, page F-14

16.       Please disclose a roll forward of your insurance claims for each year presented. The roll forward should include the amount of incurred claims, any changes in the provision for prior year events, and the amount of payments made.

Response: The Company respectfully advises the Staff that the amount of self-insured claims are not material, representing approximately 1.0% and 1.1% of total liabilities as of December 31, 2011 and 2010, respectively. Accordingly, the Company believes that such amounts are not deemed material for disclosure purposes.

Discontinued Operations, page F-15

17.       Please clarify for us what the real estate sales revenue line item within discontinued operations represents. To the extent this amount represents proceeds from sales of properties previously leased by the company, explain to us why this amount isn’t reflected as a component of the net gain on the sale of the property.

Response:  The Company respectfully advises the Staff that the real estate sales revenue line item referenced in Footnote 4, Discontinued Operations, represents the gross sales proceeds from properties sold that were previously leased by the Company and that are deemed to meet the definition of a component under ASC 205-20. The real estate sales operating profit line item in Footnote 4 represents the net gain on the sale of these properties (revenues less cost of sales). The Company believes that disclosing both the revenue and net gain associated with the sale of these properties, as well as the results of operations from these properties (disclosed as real estate leasing revenue and real estate leasing operating profit), are useful to the users of the financial statements because it allows an analysis of the gross margin and gross margin trends related to these property sales.

Investments in Affiliates, page F-16

18.       Tell us whether any of your investments in affiliates meet the definition of significant investments in accordance with Rule 3-09 of Regulation S-X.

Response:  The Company respectfully advises the Staff that it has evaluated the conditions set forth in Rule 1-02(w) of Regulation S-X, substituting 20 percent for 10 percent in the conditions set forth therein to determine whether any of its investments in affiliates is considered a significant investment, and has concluded that none of its investments in affiliates meet the definition of significant investments in accordance with Rule 3-09 of Regulation S-X for all periods presented.

Form 10

Item 15. Financial Statement and Exhibits, page II-3

19.       We note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Response:  The Company respectfully advises the Staff that the “form of” agreements that it files with the Registration Statement will be consistent with Instruction 1 to Item 601 of Regulation S-K.  Furthermore, the Company will undertake to file any final, executed agreements to the extent they deviate materially from the “form of” version thereof.

The Company acknowledges that:

•                   the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                   the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*          *          *

If you have any questions with respect to the foregoing, please contact me at (202) 371-7233.

Very truly yours,

/s/ Marc S. Gerber
Marc S. Gerber